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                            December 19, 2022

       Anthony Vang
       Treasurer and Principal Accounting Officer
       Securetech Innovations, Inc.
       2355 Highway 36 West , Suite 400
       Roseville , MN 55113

                                                        Re: Securetech
Innovations, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            File No. 0-55927

       Dear Anthony Vang:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to our comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Item 9A. Controls and Procedures, page 46

   1. We note that your disclosure controls and procedures and internal control over financial reporting were both
effective as of December 31, 2021. However, within recent Forms
                                                        10-Q, we note that you
identify unremediated material weaknesses in you internal controls that have existed since
your 2017 inception. To the extent the disclosures in your
                                                        quarterly reports are
accurate, please amend your filing to revise the effectiveness conclusions of your
disclosure controls and procedures and internal control over financial reporting. Ensure you
use "not effective" language instead of the "not adequate" language currently provided in
your quarterly reports. Also tell us and disclose the actions you have taken to remediate
the material weaknesses and, in doing so, clarify why the material weaknesses have
remained unremediated for several years.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Anthony Vang
Securetech Innovations, Inc.
December 19, 2022
Page 2

       You may contact Charles Eastman, Staff Accountant, at 202-551-3794 or Andrew Blume,
Senior Staff Accountant at 202-551-3254 with any questions.



FirstName LastNameAnthony Vang                         Sincerely,
Comapany NameSecuretech Innovations, Inc.
                                                       Division of Corporation
Finance
December 19, 2022 Page 2                               Office of Manufacturing
FirstName LastName